As filed with the Securities and Exchange Commission on June 13, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities

Exchange Act of 1934

(Amendment No. 22)

Schering Aktiengesellschaft

(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares,

no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*                                         Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share (“Shares”), of Schering Aktiengesellschaft (“Schering”) (including those Shares represented by American Depositary Shares (“ADSs”)), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☒                                    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:	Dritte BV GmbH Bayer Aktiengesellschaft
Date Filed:	April 13, 2006

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 22 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Bayer AG”), and Bayer AG, relating to a tender offer by the Bidder to purchase all of the issued and outstanding bearer shares, with no par value (the “Shares”), including those Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Schering”), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published on April 13, 2006 (the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.             Section 3.2 of the Offer Document, entitled “The Offer-Offer Price”, is hereby amended and supplemented by adding the following after the second paragraph thereof on page 11 of the Offer Document:

“The Bidder, Bayer AG or persons acting on their behalf, may acquire Schering Shares (but not Schering ADSs) outside the Offer in open market or privately negotiated transactions outside the U.S.A. at prices above the Offer Price.  If such purchases are made in transactions at prices in excess of EUR 86.00 per share, then, by operation of German law, if the conditions to the Offer are satisfied at the end of the Acceptance Period, the Bidder shall automatically be obligated to pay the highest such price for all Schering Shares, including all Schering Shares represented by Schering ADSs, tendered in the Offer and the Offer will expire on June 14, 2006 at 24:00 hours Frankfurt Time / 6:00 p.m. New York City Time.  No assurance can be made that purchases will be made at prices above the Offer Price or, if such purchases are made, as to the prices thereof.  If the Bidder, Bayer AG or any person acting on their behalf acquires any Schering Shares outside the Offer in open market or privately negotiated transactions (whether at, above or below EUR 86.00 per share), Bayer AG will disclose the number of Schering Shares acquired, the highest price paid per share and, if applicable, the increased offer price in the U.S.A. at approximately the same time such disclosure is made in Germany in accordance with German law. Among other things, information regarding such purchases will be published in the Börsen-Zeitung each morning in accordance with German law and posted on Bayer AG’s website at http://www.bayer.com.  Such information will also be disclosed by press release in the U.S.A. prior to the opening of the NYSE on any given day and an amendment to Schedule TO will be filed with the SEC.”

2.             Section 8.5 of the Offer Document, entitled “The Bidder/Bayer AG-Acquisitions by the Bidder and Persons Acting in Concert with It”, is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 32 of the Offer Document:

“On June 12, 2006, the Bidder directly acquired outside of the Offer a total of 530,417 Schering Shares at EUR 86.00 in cash.  As a result, as of June 12, 2006, 15:00 hours Frankfurt Local Time/9:00 a.m. New York Local Time, the Bidder held 45,321,928 Schering Shares, or 23.36% of the nominal capital and voting rights of Schering AG.”

3.             Section 17.1 of the Offer Document, entitled “Relief Requested from the SEC-Stated Relief to Reconcile Conflicts between Jurisdictions”, is hereby amended and supplemented by adding the following new paragraph after the second paragraph thereof on page 49 of the Offer Document:

“Rule 14e-1(b) under the Exchange Act prohibits the Bidder from increasing the Offer Price unless the Acceptance Period remains open for at least 10 U.S. Working Days from the date that notice of such increase is first published, sent or given to Schering Securityholders. As described in Section 3.2, The Bidder may acquire Schering Shares in open market or privately negotiated transactions outside the Offer at prices above the Offer Price and, in such event, by operation of German law, the Bidder shall automatically become obligated to pay the highest such price for all Schering Securities tendered and accepted for purchase in the Offer if the conditions to the Offer, including the Minimum Acceptance Threshold, are satisfied at the end of the Offer Period. The Bidder and Bayer AG have received relief from the provisions of Rule 14e-1(b) under the Exchange Act to permit the Bidder and Bayer AG to acquire Schering Shares outside the Offer at prices higher than EUR 86.00 per Schering Share, which would result in an automatic increase in the Offer Price under German law, without requiring that the Acceptance Period remain open for at least 10 U.S. Working Days following such automatic increase.”

Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibits thereto, which exhibits are filed as part of this Amendment:

(a)(5)(HH) English translation of notice published in the Börsen-Zeitung on June 13, 2006

(a)(5)(II)    Press Release issued on June 13, 2006 at approximately 2:30 a.m. New York time

(a)(5)(JJ)   Notice published in the Wall Street Journal and the New York Times on June 13, 2006

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2006

Bayer Aktiengesellschaft

By:	/s/ Dr. Roland Hartwig
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Alexander Rosar
Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Dritte BV GmbH

By:	/s/ Dr. Armin Buchmeier
Name: Dr. Armin Buchmeier
Title: Managing Director

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